DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

08005883

File No. 82-5201

SUPPL

November 12, 2008

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SEC Mail
Mail Processing
Section

NOV 12 2008

Washington, DC
109

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated November 11, 2008 entitled "Gamesa receives several orders to supply 190 MW to different Spanish wind farms"

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

PROCESSED
NOV 19 2008
THOMSON REUTERS

Enclosure
By Hand Delivery


Press releases

Gamesa receives several orders to supply 190 MW to different spanish wind farms

NOVEMBER, 11, 2003

- The wind turbines the Spanish company will supply correspond to the Gamesa G5x-850 kW and G8x-2.0 MW product platforms

Bilbao, November 11, 2008. Gamesa Corporación Tecnológica has received several orders from the Spanish utility group ENDESA COGENERACIÓN Y RENOVABLES for the supply of around a hundred wind turbine generators, amounting to the installation of 190 MW of power.

The wind turbines ordered correspond to the company's two product platforms – nine Gamesa G5X-850 kW wind turbines and ninety-one G87-2.0 MW wind turbines –, and will be destined to the A Valliña, Aguilón, Llanos del Espino, Cerro Gavira and Cogollos II wind farms in Spain.

These orders amount to more than €175 million and include the delivery, start-up and installation of the wind turbines, along with their operation and maintenance. These projects are included within the framework agreement entered into by Gamesa and Endesa in 2007 for the supply of 500 MW to different wind energy projects in Spain between 2008 and 2010.

The awarding of these new orders has reinforced Gamesa's position in the Spanish wind power market, where the company has been the market leader since it started up its activities.

From an environmental viewpoint, the wind turbine generators Gamesa will supply to these wind farms will contribute towards generating electricity supplies that respect the environment and avoid the emission of pollutants to the atmosphere. More specifically, the annual production of these installations' 190 MW will replace 21,500 tons of petroleum equivalent (TPE) per year and avoid the emission into the atmosphere of 150,000 tons of CO_2 a year.

About Gamesa

Gamesa is a company specializing in sustainable energy technologies, mainly wind power. Gamesa is the market leader in Spain and is positioned among the three most important wind turbine generator manufacturers in the world with a market share above 15% in 2007 (Source: BTM-2007).

Gamesa has installed more than 13,000 MW of its main product lines in 24 countries spread out over four continents. The annual equivalent of this production amounts to more than 2.78 million tons of petroleum (TEP)/year and prevents the emission into the atmosphere of more than 20.6 million tons of CO_2/year.

The company has 32 production centers located in Spain, China and the United States with an international workforce of around 7,000 employees.

END